Exhibit 99.2

Date: 23 February 2016

ASCIANO ANNOUNCES DISCUSSIONS WITH BROOKFIELD CONSORTIUM AND QUBE CONSORTIUM IN RESPECT OF POTENTIAL TRANSACTION

Asciano Limited (Asciano) (ASX: AIO, OTCUS: AIOYY) today announces receipt of the attached letters regarding preliminary discussions between Asciano and each of:

●	Brookfield Infrastructure Partners L.P. (and certain of its affiliates), GIC Private Limited (and certain of its affiliates), British Columbia Investment Management Corporation and their consortium vehicle, Nitro Corporation Pty Limited ACN 607 605 701 (together, the Brookfield Consortium); and
●	Canada Pension Plan Investment Board, Global Infrastructure Management, LLC, Qube Holdings Limited and China Investment Corporation (together, the Qube Consortium).

The discussions relate to a potential transaction under which the Brookfield Consortium and the Qube Consortium would together facilitate the acquisition of 100% of the issued capital of Asciano by way of scheme of arrangement for all cash consideration of A$9.28 per Asciano share, reduced by the cash value of any interim and/or special dividend paid by Asciano (Potential Transaction). Further details are contained in the attached letters.

The Asciano Board considers that the A$9.28 per Asciano share cash consideration associated with the Potential Transaction is likely to be attractive to Asciano shareholders. However, Asciano notes that the discussions are preliminary and a number of steps would need to occur prior to any binding proposal eventuating. These would include finalisation of terms, agreement of full transaction documentation, relevant board /investment approvals and the Brookfield Consortium and Qube Consortium obtaining appropriate ASIC approvals and waivers. Asciano expects that any binding proposal would also be subject to a number of conditions, including FIRB and ACCC approval.

In the absence of any alternative superior proposal capable of acceptance, the Asciano Board continues to recommend the Qube Consortium Proposal as announced on 16 February 2016, subject to an independent expert opining that the takeover offer under the Qube Consortium Proposal and the associated sale of each of the Ports and BAPS businesses are fair and reasonable to Asciano shareholders.

Investor and Analyst Enquiries: Kelly Hibbins Phone: + 61 2 8484 8046 Email: Kelly_hibbins@asciano.com.au	Media Enquiries: Richard Baker Phone: + 61 408 985 008 Email: media@asciano.com.au

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The Asciano Board remains committed to maximising value for Asciano shareholders and will continue to keep the market informed of any further material developments.

Further information

Asciano shareholders can obtain further information by contacting the Asciano Shareholder Information Line on 1300 729 310 for shareholders located in Australia, and +61 3 9415 4608 for shareholders located outside Australia.

For further information, please contact

Investors and analysts	Media
Kelly Hibbins	Richard Baker
tel: +61 2 8484 8046	tel: +61 2 8484 8103
mobile: +61 414 609 192	mobile: +61 408 985 008
email: kelly hibbins@asciano.com.au	email: media@asciano.com.au

- Ends -

23 February 2016

Mr Malcolm Broomhead
Chairman
Asciano Limited
Level 6, 15 Blue Street
North Sydney NSW 2060

STRICTLY PRIVATE AND CONFIDENTIAL

Dear Malcolm,

Commencement of discussions

You have encouraged us for the benefit all Asciano shareholders to seek to develop a proposal which provides an improved and all-cash consideration, and which reduces ACCC uncertainty associated with a transaction.

As you know, discussions have recently commenced involving:

●	Qube Holdings Limited (Qube), Global Infrastructure Management, LLC (on behalf of itself and its managed funds and clients) (GIP), Canada Pension Plan Investment Board (CPPIB) and CIC Capital Corporation (CiC Capital) (collectively the Qube Consortium);
●
Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P. (Brookfield), for itself and on behalf of its consortium partners (the Brookfield Consortium); and

●	Asciano Limited (Asciano),

to identify whether the parties can develop the terms of an improved proposal that could be put to Asciano shareholders. The basis for the discussions is to seek to develop a proposal that delivers all-cash consideration at a premium to the current implied value of the existing Qube Consortium offer, is capable of achieving expeditious ACCC review and provides greater certainty as to timing of completion.

The discussions remain preliminary, indicative and non-binding, and there is no agreement, arrangement or understanding between the parties at this stage on the terms of any new proposal. However, you have asked us to write this letter to Asciano setting out the indicative terms currently under discussion in order that the market can be informed of those terms while the discussions continue.

Those indicative terms are:

●	all-cash consideration of $9.28 per Asciano share (less any dividends paid after the date of this letter);
●
GIP, CPPIB, CIC Capital and certain members of the Brookfield Consortium other than Brookfield to acquire the rail business of Asciano. This would be effected by way of a scheme of arrangement. The scheme would be subject to conditions consistent with those applicable under the existing Qube Consortium takeover proposal as well as the normal court and Asciano shareholder approvals; and

•	Asciano's Ports business to be acquired for $3.84 billion (on a cash and debt free basis) as follows:
•
a Terminals Consortium comprising Qube, Brookfield and members of the Brookfield consortium (or entities controlled by them) would acquire 100% of Asciano's Patrick container terminal business excluding the 50% ACFS interest for $2.915 billion;

•
Brookfield and members of the Brookfield Consortium (or entities controlled by them) would acquire 100% of BAPS, the 50% ACFS interest and the 50% AAT interest (including the related shareholder loans provided by Asciano to AAT) for $925 million; and

•	the sales referred to above would complete upon implementation of the scheme of arrangement.

Any proposal that may be developed would need to be unanimously recommended by the Asciano board, and be subject to receipt of any necessary ASIC relief.

The parties will undertake negotiations as expeditiously as possible to determine whether an improved proposal can be developed. In the event that the Proposal described here is not able to be developed, nothing prevents Brookfield and its consortium partners from continuing to develop a proposal consistent with the one we outlined in our letter to you of 7 February 2016 (being a cash proposal at $9.28 less dividends and any break fee payable to any other parties).

We appreciate Asciano's involvement in and support of the discussions.

Yours sincerely,
Sam Pollock
Chief Executive Officer and Senior Managing Partner
Brookfield Infrastructure

23 February 2016

Mr Malcolm Broomhead
Chairman
Asciano Limited
Level 6, 15 Blue Street
North Sydney NSW 2060

STRICTLY PRIVATE AND CONFIDENTIAL

Dear Malcolm,

Commencement of discussions

You have encouraged us for the benefit of all Asciano shareholders to seek to develop a proposal which provides an improved and all-cash consideration, and which reduces ACCC uncertainty associated with a transaction.

As you know, discussions have recently commenced involving:

▪
Qube Holdings Limited (Qube), Global Infrastructure Management, LLC (on behalf of itself and its managed funds and clients) (GIP), Canada Pension Plan Investment Board (CPPIB) and CIC Capital Corporation (CIC Capital) (collectively the Qube Consortium);

▪
Brookfield Infrastructure Partners Limited as general partner of Brookfield Infrastructure Partners L.P. (Brookfield), for itself and on behalf of its consortium partners (the Brookfield Consortium); and

▪	Asciano Limited (Asciano),

to identify whether the parties can develop the terms of an improved proposal that could be put to Asciano shareholders. The basis for the discussions is to seek to develop a proposal that delivers all-cash consideration at a premium to the current implied value of the existing Qube Consortium offer, is capable of achieving expeditious ACCC review and provides greater certainty as to timing of completion.

The discussions remain preliminary, indicative and non-binding, and there is no agreement, arrangement or understanding between the parties at this stage on the terms of any new proposal. However, you have asked us to write this letter to Asciano setting out the indicative terms currently under discussion in order that the market can be informed of those terms while the discussions continue.

Those indicative terms are:

▪	all-cash consideration of $9.28 per Asciano share (less any dividends paid after the date of this letter);
▪
GIP, CPPIB, CIC Capital and certain members of the Brookfield Consortium other than Brookfield to acquire the rail business of Asciano. This would be effected by way of a scheme of arrangement. The scheme would be subject to conditions consistent with those applicable under the existing Qube Consortium takeover proposal as well as the normal court and Asciano shareholder approvals; and

▪	Asciano's Ports business to be acquired for $3.84 billion (on a cash and debt free basis) as follows:
▪
Terminals Consortium comprising Qube and Brookfield (or entities controlled by them) would acquire 100% of Asciano's Patrick container terminal business excluding the 50% ACFS interest for $2.915 billion;

▪
Brookfield and members of the Brookfield Consortium (or entities controlled by them) would acquire 100% of BAPS, the 50% ACFS interest and the 50% AAT interest (including the related shareholder loans provided by Asciano to AAT) for $925 million; and

▪	the sales referred to above would complete upon implementation of the scheme of arrangement.

Any proposal that may be developed would need to be unanimously recommended by the Asciano board, and be subject to receipt of any necessary ASIC relief.

The parties will undertake negotiations as expeditiously as possible to determine whether an improved proposal can be developed. In the event that no such proposal is able to be developed, the Qube Consortium proposal which was unanimously recommended by the Asciano board on 16 February 2016 will continue in accordance with the terms of the Bid Implementation Deed with Asciano.

We appreciate Asciano's involvement and support.

Yours sincerely,

Maurice James Manning Director Qube Holdings Limited	Adebayo Ogunlesi Chairman and Managing Partner Global Infrastructure Management, LLC	Mark Jenkins Global Head of Private Investments Canada Pension Plan Investment Board	Bao Jianmin Managing Director CIC Capital Corporation

We appreciate Asciano's involvement and support of the discussions.

Yours sincerely,

Maurice James Managing Director Qube Holdings Limited	Adeoayo Ogunlesi Chairman and Managing Partner Global Infrastructure Management, LLC	Mark Jenkins Global Head of Private Investments Canada Pension Plan Investment Board	Bao Jianmin Managing Director CIC Capital Corporation

We appreciate Asciano's involvement and support of the discussions.

Yours sincerely,

Maurice James Managing Director Qube Holdings Limited	Adeoayo Ogunlesi Chairman and Managing Partner Global Infrastructure Management, LLC	Mark Jenkins Global Head of Private Investments Canada Pension Plan Investment Board	Bao Jianmin Managing Director CIC Capital Corporation

We appreciate Asciano's involvement and support of the discussions.

Yours sincerely,

Maurice James Managing Director Qube Holdings Limited	Adeoayo Ogunlesi Chairman and Managing Partner Global Infrastructure Management, LLC	Mark Jenkins Global Head of Private Investments Canada Pension Plan Investment Board	Bao Jianmin Managing Director CIC Capital Corporation